Exhibit 3

December 21, 2005

Republic of Colombia

Ministry of Finance and Public Credit

Carrera 7A, No. 6-45, Piso 8

Bogotá D.C., Colombia

Ladies and Gentlemen:

We have acted as special United States counsel to the Republic of Colombia (the “Republic”) in connection with the issuance by the Republic of Ps.568,822,000,000 aggregate principal amount of its 12.000% Global TES Bonds due 2015 (the “Securities”) and the transactions contemplated by the Underwriting Agreement (the “Underwriting Agreement”), dated as of December 14, 2005, among the Republic, ABN AMRO Incorporated and Morgan Stanley & Co. Incorporated. We are familiar with the Fiscal Agency Agreement, dated as of September 28, 1994, as amended by Amendment No. 1 thereto, dated as of January 21, 2004 (as so amended, the “Fiscal Agency Agreement”), between the Republic and JPMorgan Chase Bank, N.A. (formerly known as The Chase Manhattan Bank), as fiscal agent and principal paying agent. The Underwriting Agreement and the Fiscal Agency Agreement are collectively defined herein as the “Agreements.”

In rendering the opinion expressed below, we have examined such certificates of public officials, government documents and records and other certificates and instruments furnished to us and have made such other investigations as we have deemed necessary in connection with the opinion set forth herein. Furthermore, we have assumed: (i) the genuineness of all signatures; (ii) the authenticity of all documents submitted to us as originals; (iii) the authority of the Republic to enter into the Agreements and cause the issuance of the Securities; and (iv) the conformity to authentic originals of all documents submitted to us as copies.

The opinion set forth herein is limited to the federal law of the United States of America and the law of the State of New York, and we do not express any opinion herein concerning the laws of any other jurisdiction. Insofar as the opinion set forth herein relates to matters of the laws of the Republic, we have, without having made any independent investigation with respect thereto, assumed the correctness of, and relied upon, the opinion of Omar Alfonso Ochoa Maldonado, Head of the Legal Affairs Group of the General Directorate of Public Credit and the National Treasury of the Ministry of Finance and Public Credit of the Republic, a copy of which is being filed as Exhibit 2 to Amendment No. 4 to the Republic’s Annual Report on Form 18-K for its Fiscal Year ended December 31, 2004, and our opinion set forth herein is subject to any and all exceptions and reservations set forth therein.

Based upon and subject to the foregoing, we are of the opinion that when the Securities have been duly authorized, issued and executed by the Republic and authenticated, delivered and paid for as contemplated by the Agreements, the Securities will constitute valid and legally binding obligations of the Republic under the laws of the State of New York.

We hereby consent to the filing of this opinion as an exhibit to Amendment No. 4 to the Republic’s Annual Report on Form 18-K for its Fiscal Year ended December 31, 2004 and to the reference to this firm under the heading “General Information — Validity of the Bonds” in the Prospectus Supplement dated December 14, 2005 relating to the Securities. In giving the foregoing consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Commission thereunder.

Very truly yours,

/s/ Arnold & Porter LLP